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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of October 2003
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                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X    Form 40-F ___
                                    ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___     No  X
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Resolution of Kookmin Bank's Board of Directors Announcing the Completion of
Kookmin Bank's Merger with Kookmin Credit Card


On October 1, 2003, Kookmin Bank's board of directors (the "Board") officially resolved to announce the completion of Kookmin Bank's merger with Kookmin Credit Card. This resolution is pursuant to Article 526-3 of the Korean Commercial Code, which prescribes that the Board may make a public notice in lieu of a report to the general shareholders' meeting.

The following is key information regarding Kookmin Bank's merger with Kookmin Credit Card.

Progress of Merger with Kookmin Credit Card

2003. 5. 30 : Board approval of the merger agreement
2003. 7. 23 : Merger approval by Kookmin Bank's Board
2003. 9. 5 : Merger approval by stockholders' meeting (Kookmin Credit Card) 2003. 9. 26 : Merger approval by the Financial Supervisory Commission (FSC) 2003. 9. 30 : Merger date
2003. 10. 1 : Board announcement of the completion of the merger
2003. 10.15 : Listing of new shares of Kookmin Bank

Reorganization of Credit Card Business Units

Kookmin Bank reorganized its credit card business unit from one to two business units. The number of teams related to its credit card business is increased from three to ten.

New Positions of Executive Vice Presidents

In line with Kookmin Bank's reorganization, Jung-Tae Kim, President and Chief Executive Officer of Kookmin Bank appointed new individuals to the following Executive Vice President positions. The new positions take effect as of October 1, 2003.

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Name                       Positions
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Bong-Hwan Cho              Executive Vice President, Credit Card Business Unit
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See-Young Lee              Executive Vice President, Credit Card Collection
                           Management Business Unit
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Kookmin Bank
                                        -----------------------------
                                        (Registrant)



   Date: October 1, 2003                By:  /s/ Jong-Kyoo Yoon
                                        -----------------------------
                                        (Signature)

                                        Name:  Jong-Kyoo Yoon
                                        Title: Executive Vice President and
                                               Chief Financial Officer

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